EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED OP UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Year-to-Date ended
	September 7, 2007	September 8, 2006
Income from continuing operations before income taxes	$303	$170
Add (deduct):
Fixed charges	359	350
Capitalized interest	(6)	(2)
Amortization of capitalized interest	4	4
Minority interest in consolidated affiliates	5	7
Equity in (earnings) losses related to certain 50% or less owned affiliates	(5)	8
Distributions from equity investments	4	3
Distributions on preferred OP units	(6)	(12)
Issuance costs of redeemed preferred units	—	(6)

Adjusted earnings	$658	$522

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$312	$298
Capitalized interest	6	2
Distributions on preferred OP units	6	12
Portion of rents representative of the interest factor	35	32
Issuance costs of redeemed preferred units	—	6

Total fixed charges and preferred OP unit distributions	$359	$350

Ratio of earning to fixed charges and preferred OP unit distributions	1.8	1.5